

June 30, 2011

Via Facsimile (212) 878-8375 and U.S. Mail
Mr. Robert W. Roche
Bireme Limited
c/o Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111

> **Re:** **Acorn International, Inc.**
> **Schedule TO-T/A filed by Bireme Limited, Robert Roche, Don Dongjie Yang and Ritsuko Hattori-Roche**
> **Filed June 28, 2011**
> **File No. 05-83555**
>
> **Schedule 13D filed by Don Dongjie Yang and D.Y. Capital, Inc.**
> **Filed June 3, 2011**
> **File No. 05-83555**
>
> **Amendment No. 3 to Schedule 13D filed by Robert W. Roche, et al.**
> **Filed June 3, 2011**
> **File No. 05-83555**

Dear Mr. Roche:

We have reviewed the above referenced filings and responses to our comments. We have the following comments.

Schedule TO-T/A

General

1. We note your revised response to comment 4 in your letter dated June 29, 2011. In addition to the disclosure proposed regarding Bireme's cash balance, please also include disclosure of the natural persons bidders' net worth. Refer generally to Instruction 4 to Item 10 of Schedule TO.

Source and Amount of Funds, page 26

2.   Please clarify whether there is an alternate source of financing in the event the primary financing plans fall through. If there are none, revise to so state. Refer to Item 1007(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   John A. Healy, Esq.
Clifford Chance US LLP